Filing under Rule 425 under
the Securities Act of 1933

Filing by: AbitibiBowater Inc.
Subject Company: Fibrek Inc.
SEC File No. of AbitibiBowater Inc.: 001-33776

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Fibrek Inc. The Offer (as defined below) is being made solely pursuant to an Offer to Purchase and Circular and any amendments, supplements or modifications thereto, and is being made to all holders of Fibrek Shares (as defined below). The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto.

NOTICE OF OFFER TO PURCHASE

all of the outstanding Common Shares

of

FIBREK INC.

for a consideration per Common Share of Fibrek Inc. payable, at the election of each holder, in one of the following forms:

Cdn$0.55 per Share in Cash plus 0.0284 of a Share of Common Stock of

ABITIBIBOWATER INC.

OR

Cdn$1.00 per Share in Cash (subject to proration as described in the Offer)

OR

0.0632 of a Share of Common Stock of ABITIBIBOWATER INC. (subject to proration as described in the Offer)

by

ABITIBIBOWATER INC. (doing business as RESOLUTE FOREST PRODUCTS)

AND

RFP ACQUISITION INC.,

an indirect wholly-owned subsidiary of ABITIBIBOWATER INC.

AbitibiBowater Inc., a Delaware corporation doing business as Resolute Forest Products (“Resolute”), and RFP Acquisition Inc., a Canadian corporation and an indirect wholly-owned subsidiary of Resolute (“RFP Acquisition” and, together with Resolute, the “Offerors”), hereby offer to purchase (the “Offer”), upon the terms and subject to the conditions set forth in the offer to purchase and related take-over bid circular dated December 15, 2011 (the “Offer to Purchase and Circular”) and related letter of transmittal and election form (the “Letter of Transmittal”), all of the issued and outstanding common shares of Fibrek Inc., a corporation organized under the laws of Canada (“Fibrek”), including any Fibrek common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise of options issued under Fibrek’s share option plan implemented on May 19, 2010 or the exercise, conversion or exchange of other securities of Fibrek that are convertible into or exercisable or exchangeable for Fibrek common shares, together with any rights associated with Fibrek common shares that may be issued under any shareholder rights plan which may be adopted by Fibrek before the Expiry Time (collectively, the “Fibrek Shares”), for a consideration per Fibrek Share payable, at the election of each holder, in one of the following forms:

• Cdn$0.55 per share in cash plus 0.0284 of a share of common stock of Resolute (the “Resolute Common Stock”); or

• Cdn$1.00 per share in cash, subject to proration as described in the Offer; or

• 0.0632 of a share of Resolute Common Stock, subject to proration as described in the Offer.

Based on Fibrek’s most recent publicly disclosed number of 130,075,556 issued and outstanding Fibrek Shares, the maximum amount of cash consideration available under the Offer shall be Cdn$71,541,556 and the maximum number of shares of Resolute Common Stock available to be issued under the Offer shall be 3,694,146.

The terms “we”, “us” and “our” refer to the Offerors or to Resolute with its subsidiaries and controlled affiliates, either individually or collectively, as the case may require.

The Offer will be open for acceptance until 5:00 p.m., Eastern Time, on January 20, 2012, unless extended or withdrawn by us (the “Expiry Time”).

The Offer is subject to certain conditions, which are set forth and described in the Offer to Purchase and Circular, including, without limitation, there being validly deposited or tendered under the Offer and not withdrawn, at the Expiry Time, a number of Fibrek Shares which constitutes at least 66 2/3% of the aggregate number of Fibrek Shares outstanding on a fully-diluted basis. Subject to applicable law, we reserve the right to withdraw the Offer and to not take up and pay for any Fibrek Shares deposited pursuant to the Offer unless each of the conditions of the Offer is satisfied or waived by us at or immediately prior to the Expiry Time. The Offer is not subject to any financing condition.

Resolute Common Stock is currently traded on both the New York Stock Exchange and the Toronto Stock Exchange (“TSX”) under the symbol “ABH”. Fibrek Shares are traded on TSX under the symbol “FBK”. We are offering a premium of approximately 39% over the closing price of Fibrek Shares on November 28, 2011, the date on which we announced our intention to make the Offer, and a premium of approximately 31% over the volume weighted average trading price of Fibrek Shares on TSX for the 20 trading days ended November 28, 2011.

A request has been made to Fibrek for the use of Fibrek’s shareholder lists and security position listings for the purpose of disseminating the Offer to shareholders. Upon compliance by Fibrek with this request, the Offer to Purchase and Circular, the Letter of Transmittal and all other relevant materials will be mailed to all registered holders of Fibrek Shares and will be furnished to brokers, investment dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Fibrek’s shareholders lists or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Fibrek Shares by us.

The information contained in this advertisement is a summary only. We have not authorized anyone to provide any information or make any representation in connection with the Offer that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offer accompanying the Offer to Purchase and Circular or incorporated by reference therein. Fibrek shareholders should not rely on any information or any representations regarding the Offer not contained in the Offer to Purchase and Circular or in the documents accompanying the Offer to Purchase and Circular.

While the Offer is being made to all holders of Fibrek Shares, the Offer does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction. Any holder of Fibrek Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of the Offer to Purchase and Circular and related documents at the offices of the Depositary (as defined below) set forth on the back cover of the Offer to Purchase and Circular.

We have retained BMO Nesbitt Burns Inc. to act as the dealer manager in Canada (the “Dealer Manager”) for the Offer. We have also engaged Georgeson Shareholder Communications Canada Inc. to act as information agent (the “Information Agent”) for the Offer and have engaged Canadian Stock Transfer Company Inc. (acting in its capacity as administrative agent for CIBC Mellon Trust Company) to act as depositary and exchange agent (the “Depositary”) for the Offer. You may request copies of these documents from the Offerors, without charge, upon written or oral request to the Information Agent at its address or telephone number set forth below. In order to receive timely delivery of the documents, you must make your request no later than January 12, 2012 or five business days prior to the Expiry Time of the Offer, whichever is latest.

The Information Agent for the Offer is:

100 University Avenue

11th Floor, South Tower, Toronto, Ontario M5J 2Y1

North American Toll Free Number: 1-866-598-0048

Email: askus@georgeson.com

The Dealer Manager for the Offer in Canada is:

100 King Street West, Toronto, Ontario M5X 1H3

Tel: (416) 359-4306

Important Notice

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Resolute is filing with the SEC a registration statement on Form S-4 in connection with the proposed transaction with Fibrek. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or on Resolute’s website at www.resolutefp.com.